UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the Notice of Annual Meeting of Shareholders and Proxy Statement of DryShips Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: August 27, 2009	By: /s/George Economou
George Economou
Chief Executive Officer

                August 21, 2009

TO THE SHAREHOLDERS OF
DRYSHIPS INC.

Enclosed is a Notice of the 2009 Annual Meeting of Shareholders (the "Meeting") of DryShips Inc. (the "Company") which will be held at the Company's offices located at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on September 21, 2009 at 1:00 p.m., and related materials. The Notice of the Meeting and related materials can also be found at http://www.drys.agmdocuments.com.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1	To elect two Class B Directors to serve until the 2012 Annual Meeting of Shareholders ("Proposal One");

2	To approve the appointment of Deloitte. Hadjipavlou Sofianos & Cambanis S.A., as the Company's independent auditors for the fiscal year ending December 31, 2009 ("Proposal Two"); and

3	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires a plurality of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon and the adoption of Proposal Two requires a majority of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

George Economou
Chairman, Chief Executive Officer, President and Interim Chief Financial Officer

DRYSHIPS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 21, 2009

NOTICE IS HEREBY given that the 2009 Annual Meeting of Shareholders (the "Meeting") of DryShips Inc. (the "Company") will be held at the Company's offices located at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on September 21, 2009 at 1:00 p.m., for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1	To elect two Class B Directors to serve until the 2012 Annual Meeting of Shareholders ("Proposal One");

2	To approve the appointment of Deloitte. Hadjipavlou Sofianos & Cambanis S.A., as the Company's independent auditors for the fiscal year ending December 31, 2009 ("Proposal Two"); and

3	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on August 7, 2009 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

The Notice of the Meeting and related materials can also be found at http://www.drys.agmdocuments.com.

BY ORDER OF THE BOARD OF DIRECTORS

Iro Bei
Secretary

August 21, 2009
Majuro, Marshall Islands

_________________________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 21, 2009

_________________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of DryShips Inc., a Marshall Islands corporation (the "Company"), for use at the 2009 Annual Meeting of Shareholders to be held on September 21, 2009 at the Company's offices located at 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece at 1:00 p.m., or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about August 21, 2009. These materials can also be found at http://www.drys.agmdocuments.com.

VOTING RIGHTS AND OUTSTANDING SHARES

On August 7, 2009 (the "Record Date"), the Company had outstanding 254,145,000 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the shares issued and outstanding, whether represented in person or by proxy, shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on The Nasdaq Global Select Market under the symbol "DRYS."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has seven directors on the board of directors, which is divided into three classes. As provided in the Company's Amended and Restated Articles of Incorporation, after the initial term, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our Class B Directors expires at the Meeting. Accordingly, the board of directors has nominated Evangelos Mytilinaios and George Xiridakis, who are Class B Directors, for election as director whose term would expire at the Company's 2012 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that this nominee will be able to serve, but if such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominee for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Evangelos Mytilinaios	59	Class B Director
George Xiradakis	44	Class B Director

            Certain biographical information about the nominees is set forth below.

Evangelos Mytilinaios was appointed to the board of directors of DryShips Inc. on December 19, 2008, to fill the vacancy resulting from the resignation of Mr. Angelos Papoulias. Mr. Mytilinaios has over 20 years of experience in the shipping industry. He served as a senior executive in the Peraticos and Inlessis Group of Companies, which are involved in the drybulk and tanker shipping sectors. He presently heads a diversified group of companies involved in tourism and real estate development in Greece and the United Kingdom. After attending the Athens University of Economics, he started his career by joining and heading his family's aluminum production enterprise, Mytilineos Holdings S.A., one of the largest aluminum product manufacturers in Greece. Mr. Mytilinaios is the chairman of the Company's Audit Committee.

George Xiradakis was appointed to the board of directors of DryShips Inc. in May 2006. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry, including financial and state institutions. XRTC acted as the commercial representative of international banks including the French banking groups Credit Lyonnais and NATIXIS in Greece. Mr. Xiradakis is also the advisor of various shipping companies, as well as international and state organizations. Mr. Xiradakis has served as a President of the Hellenic Real Estate Corporation and Hellenic National Center of Port Development. He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Guildhall University, formerly known as City of London Polytechnic, in London. Mr. Xiradakis holds an MSc., in Maritime Studies from the University of Wales.

Audit Committee. The Company's board of directors has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors. The Audit Committee currently consists of Messrs. Mytilinaios, Demathas and Xiradakis.

Compensation Committee. The Company's board of directors has established a Compensation Committee, consisting of two members, which is responsible for reviewing the Company's compensation of executive officers and providing such other guidance with respect to compensation matters as the Committee deems appropriate. The Compensation Committee currently consists of Messrs. Xiradakis and Demathas.

Nominating Committee. The Company's board of directors has established a Nominating Committee, consisting of two members, which is responsible for identifying, evaluating and recommending individuals to the board of directors for selection as director nominees. The Nominating Committee currently consists of Messrs. Xiradakis and Demathas.

Required Vote. Approval of Proposal One will require a plurality of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for approval at the Meeting the selection of Deloitte. Hadjipavlou Sofianos & Cambanis S.A., as the Company's independent auditors for the fiscal year ending December 31, 2009.

Deloitte. Hadjipavlou Sofianos & Cambanis S.A., has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Approval of Proposal Two will require a majority of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE. HADJIPAVLOU SOFIANOS & CAMBANIS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The board of directors has retained Okapi Partners LLC as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners LLC
780 Third Avenue, 30th Floor
New York, New York 10017
(212) 297-0720
Toll Free: (877) 279-2311
info@okapipartners.com.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

                               BY ORDER OF THE BOARD OF DIRECTORS

                               Iro Bei
                               Secretary

August 21, 2009
Majuro, Marshall Islands